PRESS RELEASE

Globex Mining Enterprises Inc.

Ref.: File no. 82-4025

"At Home in North America"

GLOBEX 17,547,674 shares issued and outstanding

October 24, 2007

SUPPL

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

GLOBEX'S FABIE BAY RETAINED INTERESTS NEARING CASH-FLOW

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to inform shareholders that First Metals Inc. (FMA-TSX) have started to stockpile ore, from the Fabie Bay copper deposit near Rouyn-Noranda, Quebec, for shipment to the nearby Horne mill which is slated to begin operation and treatment of Fabie Bay ore on or about November 17th, 2007.

Initial surface stockpiles consist of 1,500 tonnes grading approximately 3.47% copper and 1,000 tonnes grading approximately 5% copper.

Globex retains a 2% Gross Metal Royalty and a 10% Net Profit Royalty on all production from the mine as well as the adjoining Magusi River copper-zinc-gold-silver deposit. In addition, at initial commercial production, Globex will receive shares equal to 10% of the issued capital of First Metals and a cash payment of $250,000.

For further details, please see First Metals press release dated October 23, 2007.

In other news, Globex has accepted the resignation of McCarney Greenwood LLP Chartered Accountants as the auditors of the Company and named Samson Bélair Deloitte & Touche, Chartered Accountants as the new auditors of Globex. McCarney Greenwood LLP had been the auditors of Globex since June 8, 2004.

We Seek Safe Harbour.

07027788

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
86-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

END

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.